SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                            Schedule 13E-4

                     Issuer Tender Offer Statement

 (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                            Amendment No. 5

 DECADE'S MONTHLY INCOME & APPRECIATION FUND -- A LIMITED PARTNERSHIP
                         (Name of the Issuer)
 DECADE'S MONTHLY INCOME & APPRECIATION FUND -- A LIMITED PARTNERSHIP
                   (Name of Person Filing Statement)
                     Limited Partnership Interests
                    (Title of Class of Securities)
                                 None
                 (CUSIP Number of Class of Securities)
                          Jeffrey Keierleber
                         c/o Decade Companies
  Decade's Monthly Income & Appreciation Fund--A Limited Partnership
                   250 Patrick Boulevard, Suite 140
                   Brookfield, Wisconsin  53045-5864

                            with copies to

                       Conrad G. Goodkind, Esq.
                            Quarles & Brady
                        411 E. Wisconsin Avenue
                   Milwaukee, Wisconsin  53202-4497


          (Names, Addresses and Telephone Numbers of Persons
           Authorized to Receive Notices and Communications
                on Behalf of Person Filing Statements.)
                           November 21, 1995
(Date Tender Offer First Published, Sent or Given to Security Holders)

     This Amendment No. 5 to Schedule 13E-4 Issuer Tender Offer Statement is being filed by Decade's Monthly Income & Appreciation Fund --A Limited Partnership (the "Partnership"). The Partnership is the issuer of the class of securities which was the subject of the
Schedule 13E-4 transaction. Concurrently with the filing of this Issuer Tender Offer Statement, the Partnership is filing with the Securities and Exchange Commission amendment No. 5 to Schedule 13E-3 Transaction Statement. The information contained in the Offer to Purchase, including all exhibits and annexes thereto, is hereby expressly incorporated by reference and the responses to each item herein are qualified in their entirety by reference to the information contained in the Offer to Purchase and the exhibits and annexes thereto.

     The Partnership's Offer ended at midnight December 29, 1995 and 3,683.025 Interests were tendered, not withdrawn, and accepted from 449 Limited Partners.

                         Cross Reference Sheet
         (Pursuant to General Instructions to Schedule 13E-4)

Schedule 13E-4
Item Number Caption           Caption in Offer to Repurchase (for
                              incorporation by reference)

1.   Security and Issuer
     (a)                      "The Partnership -- Background of the
                              Partnership."

     (b)                      "The Partnership -- Background of the
                              Partnership;" "The Offer."

     (c)                      "Lack of Market and Distributions."

     (d)                      Not Applicable.

2.   Source and Amount of Funds or Other Considerations

     (a)--(b)                 "Financing the Offer."

3. Purpose of the Tender Offer and Plans or Proposal of the Issuer or Affiliate

     (a)--(j)                 "The Partnership--Certain Effects of the
                              Offer."

                              "The Partnership--Conduct of the
                              Partnership After the Offer."

4.   Interest in Securities of the Issuer

                              No transactions in the Limited
                              Partnership Interests were effected by
                              the Partnership or a relevant party.

5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities

                              "The Partnership--Interests of Certain
                              Persons in the Offer."

6.   Persons Retained, Employed or to Be Compensated

                              "The Offer--Fees and Expenses;" "The
                              Partnership -- Fairness of the Offer."

7.   Financial Information

     (a)                      "Financial Statements."

     (b)                      "Pro Forma Financial Data."

8.   Additional Information

     (a) "The Partnership--Interests of Certain Persons in the Offer;" "The Partnership- -Certain Effects of the Offer;" "The Partnership--Conduct of the Partnership After the Offer."

     (b)                      "The Partnership--Regulatory Matters."

     (c)                      "The Partnership--Regulatory Matters."

     (d)                      Not Applicable.

     (e)                      Offer to Purchase and the annexes and
                              exhibits thereto.

9.   Material to be Filed as Exhibits

     (a)       (1)            Offer to Purchase and the Annexes
                              thereto.*

               (2)            Cover Letter to Limited Partners.*

               (3)            Supplemental Letter to all Limited
                              Partners.*

               (4)            Cover Letter to Limited Partners, dated
                              December 6, 1995.*

               (5)            Second Supplemental letter to all
                              Limited Partners.*

               (6)            Cover Letter to all Limited Partners,
                              dated December 14, 1995.*

               (7)            Third Supplemental Letter to All Limited
                              Partners.*

               (8)            Cover Letter to all Limited Partners,
                              dated December 19, 1995.*

     (b)       (1)            Commitment for $1,850,000 Loan from
                              Associated Bank.*

               (2)            Loan Agreement with Associated Bank.

     (c)                      Not Applicable.

     (d)                      Not Applicable.

     (e)                      Not Applicable.

     (f)                      Not Applicable.




*Previously Filed

                              SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 2, 1996.



                                   DECADE'S MONTHLY INCOME &
                                   APPRECIATION FUND -- A LIMITED
                                   PARTNERSHIP



                                   BY: /s/ Jeffrey Keierleber
                                   Jeffrey Keierleber, General Partner
                                   of Decade Companies, General
                                   Partner of the Partnership